

13031582



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37799

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Offutt Securities, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3515 Butler Road
(No. and Street)

Glyndon	Maryland	21071-4910
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Bentley Offutt — 410-429-4464
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smyth & Ward, P.A.
(Name – *if individual, state last, first, middle name*)

11350 McCormick Road, E.P. III	Hunt Valley	Maryland	21031
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Bentley Offutt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Offutt Securities, Inc., as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JASON WANCOWICZ
NOTARY PUBLIC
BALTIMORE COUNTY
MARYLAND
MY COMMISSION EXPIRES 04/15/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III – Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Offutt Securities, Inc.

We have audited the accompanying statement of financial condition of Offutt Securities, Inc. as of June 30, 2013 and related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management is responsible for the fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Offutt Securities, Inc. as of June 30, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information presented in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements taken as a whole.

Smyth + Ware PA.

Hunt Valley, Maryland
August 12, 2013

OFFUTT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2013

ASSETS	
Current assets:	
Cash and cash equivalents	$ 6,402
Securities owned, at market value	219,703
Due from broker dealer	6,727
Total current assets	232,832
Equipment and vehicle, at cost less accumulated depreciation of $21,082	797
TOTAL ASSETS	$ 233,629
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities:	
Due to stockholder	$ 5,951
Payroll taxes payable	1,657
Due to bank – line of credit	5
Total current liabilities	7,613
Stockholders' equity:	
Common stock, $.01 par value; 1,000,000 shares authorized; 430,006 shares outstanding	4,300
Paid in capital	419,629
Retained deficit	(197,913)
Total stockholders' equity	226,016
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 233,629

The accompanying notes are an integral part of these financial statements

OFFUTT SECURITIES, INC.
STATEMENT OF OPERATIONS
For the year ended June 30, 2013

REVENUES:	
Commissions	$ 44,661
Research	50,000
Principal transactions	67,229
Interest and dividends	3,181
	165,071
Total revenues	
EXPENESE:	
Compensation and benefits	29,509
Floor brokerage and clearing fees	11,838
Communications	4,850
Occupancy and equipment rental	38,498
Other	59,107
Total expenses	143,802
Net income	$ 21,269

The accompanying notes are an integral part of these financial statements

OFFUTT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended June 30, 2013

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total Stockholders' Equity
Balance July 1, 2012	$ 4,300	$419,629	$(219,182)	$ 204,747
Net income	----	----	21,269	21,269
Balance June 30, 2013	$ 4,300	$419,629	$(197,913)	$ 226,016

The accompanying notes are an integral part of these financial statements

OFFUTT SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended June 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 21,269
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation	1,775
Unrealized gain on securities	(67,229)
Decrease in receivable from broker dealer	2,603
Purchase of securities	
Sale of securities	19,603
Increase in payroll taxes payable	952
Increase in due to stockholder	5,952
Net cash used in operating activities	(15,075)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Bank line of credit, net change	5
Net cash provided by financing activities	5
Net increase in cash and cash equivalents	(15,070)
Cash and cash equivalents at beginning of period	21,472
Cash and cash equivalents at end of period	$ 6,402

Supplemental cash flow information:	
Cash paid during the year for interest	$ 16

The accompanying notes are an integral part of these financial statements

OFFUTT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2013

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

Offutt Securities, Inc. is a broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is principally engaged in providing securities brokerage to individuals and institutions. The Company's profitability is sensitive to a variety of factors including the volatility and general level of market prices and the volume of trading in securities and the Company's research ability to generate opportunities for their clients.

Summary of Significant Accounting Policies

Cash and cash equivalents - The Company considers only cash balances in bank and brokerage accounts as cash and cash equivalents for financial reporting purposes. Cash held as deposits in brokerage accounts are listed separately as deposits.

Commissions receivable – The receivable from broker and dealer reflects net commissions due to the Company. Commissions are paid the month after they are earned. The Company does not establish an allowance for doubtful accounts due to the nature of the receivables.

Marketable securities - Marketable securities, which consist of corporate stocks, are valued at market value and the resulting difference between cost and market is included in income.

Property and equipment - Equipment and vehicle are recorded at cost, $21,879. Depreciation expense for the year was $1,775. Depreciation of office equipment and the vehicle was determined by using the straight line method over the estimated useful life of the assets.

Revenue recognition - Commission revenue and related expenses are recorded on a settlement-date basis. Transactions relating to owned securities are recorded on a settlement date basis.

Accrued absences - The owner of the Company only employee and no compensated absences have been accrued.

Income taxes - The Company, with the consent of its stockholders, has elected to be an S corporation for federal and state purposes and files its tax return on a calendar year basis. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for federal or state income taxes has been provided in these financial statements.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

The Company is no longer subject to income tax examination for any years earlier than 2010 for federal and state purposes.

Use of accounting estimates – The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – SECURITIES OWNED

Securities owned consist of publicly traded corporate stocks at quoted market values. These securities are available for sale. The total value as of June 30, 2013 was $219,703.

NOTE C – LINE OF CREDIT

The Company has a $5,000 line of credit to cover any overdrafts in its checking account. As of June 30, 2013 the balance on the line of credit is $5. The line of credit is charged interest at seven per cent above the bank's prime rate.

NOTE D – LEASES, RELATED PARTY TRANSACTIONS

The Company conducts its operation from facilities that are leased from its principal stockholder, R. Bentley Offutt, under a month to month lease. The Company paid rent of $36,000 for the year ended June 30, 2013.

NOTE E – FAIR VALUES OF ASSETS AND LIABILITIES

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

Assets and Liabilities Recorded at Fair Value

The Company's assets recorded at fair value include certain securities owned and available for sale. The Company uses prices obtained from an independent Clearing Firm to measure the fair value of certain investment securities. The Company validates prices received from the Clearing Firm using various methods including comparison to quoted market prices, where available, and review of other relevant market data including implied yields of major categories of securities. The Company does not adjust the prices received from the independent Clearing Firm unless such prices are inconsistent with FASB ASC 820 and result in a material difference in the recorded amounts. At June 30, 2013, the Company did not adjust prices received from the independent Clearing Firm. The Company records liabilities at amounts that approximate fair value except as noted below.

OFFUTT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2013

NOTE E – FAIR VALUES OF ASSETS AND LIABILITIES – CONTINUED

The following table presents the Company's fair value hierarchy as of June 30, 2013 for assets and liabilities measured at fair value:

	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Securities available for sale	$ 219,703	$ -----	$ -----	$ 219,703
Total assets at fair value	$ 219,703	$ -----	$ -----	$ 219,703
Liabilities				
Total liabilities at fair value	$ -----	$ -----	$ -----	$ -----

Cash, receivables from and payables to brokers and dealers, accounts payable and accrued expenses are short term in nature and accordingly are recorded at amounts that approximate fair value.

NOTE F – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISKS

In the normal course of business, the Company's securities activities through its correspondent broker involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations.

In accordance with industry practice, the Company records securities transactions executed on behalf of its customers on settlement date which is generally three business days after trade date. The risk of loss on the trade date transactions is identical to the risk inherent in settlement date transactions and relates to the customer's or broker's and dealer's inability to meet the terms of their contracts.

The Company has not experienced any material nonperformance by counter parties in the aforementioned situations.

NOTE G – NET CAPITAL

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that "aggregate indebtedness" shall not exceed 15 times "net capital" as these terms are defined by the Rule. As of June 30, 2013, the Company's net capital was $164,218 which exceeded the capital requirements of $5,000 by $159,218 and its net capital ratio was .05 to 1.

NOTE H - SUBSEQUENT EVENTS

Subsequent events were evaluated through August 12, 2013, which is the date the financial statements were available to be issued. There are no subsequent events that require recognition or disclosure in the financial statements.

SCHEDULE I

OFFUTT SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2013

AGGREGAGE INDEBTEDNESS		
Included in statement of financial condition:		
Due to stockholder		$ 5,951
Payroll taxes payable		1,657
Due to bank – line of credit		5
Total aggregate indebtedness		$ 7,613
NET CAPITAL		
Total stockholders' equity		$ 226,016
Deductions and/or changes:		
Total non-allowable assets		797
Other deductions		5,000
Net capital before haircuts on securities position		220,219
Haircuts on securities:		
Stocks	$32,955	
Undue concentration	23,046	56,001
Net capital		$ 164,218
COMPUTATAION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 5,000
Excess net capital		$ 159,218
Excess net capital at 1000%		$ 158,218
Ratio: Aggregate indebtedness to net capital		.05 to 1

SCHEDULE II

OFFUTT SECURITIES, INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2013

There are no material differences between the net capital computation set forth in Schedule I and the computation filed by the Company on Securities and Exchange Commission Form X-17A-5 (FOCUS Report) as of June 30, 2013.

SCHEDULE III

OFFUTT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2013

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or performs custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

SCHEDULE IV

OFFUTT SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2013

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III – Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditors' Report on Internal Accounting Control
Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

To The Board of Directors
Offutt Securities, Inc.

In planning and performing our audit of the financial statements of Offutt Securities, Inc., as of and for the year ended June 30, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. According, we do not express an opinion on the effectiveness of he Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Hunt Valley, Maryland
August 12, 2013

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III – Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

To the Board of Directors of
Offutt Securities, Inc.
Post Office Box 559
Cockeysville, Maryland 21030

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by Offutt Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Offutt Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Offutt Securities, Inc.'s management is responsible for the Offutt Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013, noting no differences;
3. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Hunt Valley, Maryland
August 12, 2013